CAPPED NOTES WITH ABSOLUTE RETURN BUFFER	Filed Pursuant to Rule 433 Registration No. 333-290665

Capped Notes with Absolute Return Buffer Linked to the iShares Semiconductor ETF

The graph above and the table below reflect the hypothetical return on the notes, based on the terms contained in the table to the left (using the mid-point for any range(s)).  The graph and the table have been prepared for purposes of illustration only and do not take into account any tax consequences from investing in the notes.

Hypothetical Percentage Change from the Starting Value to the Ending Value

Hypothetical Redemption Amount per Unit

Hypothetical Total Rate of Return on the Notes

-100.00%

$2.50

-75.00%

-50.00%

$7.50

-25.00%

-30.00%

$9.50

-5.00%

-25.00%(2)

$12.50

25.00%

-5.00%

$10.50

5.00%

-3.00%

$10.30

3.00%

0.00%

$10.00

0.00%

3.00%

$10.45

4.50%

10.00%

$11.50

15.00%

20.00%

$13.00

30.00%

28.00%

   $14.20(1)

42.00%

30.00%

$14.20

42.00%

40.00%

$14.20

42.00%

50.00%

$14.20

42.00%

60.00%

$14.20

42.00%

(1)The Redemption Amount per unit cannot exceed the hypothetical Capped Value.

(2)This hypothetical percentage change corresponds to the Threshold Value.

Issuer	BofA Finance LLC (“BofA Finance”)
Guarantor	Bank of America Corporation (“BAC”)
Principal Amount	$10.00 per unit
Term	Approximately 2 years
Market Measure	The iShares Semiconductor ETF (Bloomberg symbol: “SOXX”)
Payout Profile at Maturity

●1.5-to-1 upside exposure to increases in the Market Measure, subject to the Capped Value

●A positive return equal to the absolute value of the percentage decline in the price of the Market Measure only if the Market Measure does not decline by more than 25.00% (e.g., if the negative return of the Market Measure is -5.00%, you will receive a positive return of +5.00%)

●1-to-1 downside exposure to decreases in the Market Measure beyond a 25.00% decline, with up to 75.00% of your principal at risk

Threshold Value	75.00% of the Starting Value of the Market Measure
Capped Value	[$13.70 to $14.70] per unit, a [37.00% to 47.00%] return over the principal amount, to be determined on the pricing date.
Interest Payments	None
Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/70858/000191870426023561/bofa-424b2.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

●Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.

●Your potential for a positive return based on the depreciation of the Market Measure is limited. The absolute value return feature applies only if the Ending Value is less than the Starting Value but greater than or equal to the Threshold Value. Because the Threshold Value will be 75.00% of the Starting Value, any positive return due to the depreciation of the Market Measure will be limited to 25.00%. Any decline in the Ending Value from the Starting Value by more than 25.00% will result in a loss, rather than a positive return, on the notes.

●Payments on the notes are subject to the credit risk of BofA Finance and the credit risk of BAC, and actual or perceived changes in the creditworthiness of BofA Finance or BAC are expected to affect the value of the notes.  If BofA Finance and BAC become insolvent or are unable to pay their respective obligations, you may lose your entire investment.

●Your investment return based on any increase in the price of the Market Measure is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the Market Measure or the stocks included in the Market Measure.

●The initial estimated value of the notes on the pricing date will be less than their public offering price.

●If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.

●You will have no rights of a holder of the Market Measure or the securities included in the Market Measure, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

●The performance of the Underlying Fund may not correlate with the performance of its Underlying Index as well as the net asset value per share of the Underlying Fund, especially during periods of market volatility.

●The sponsor of the NYSE Semiconductor Index (the “Underlying Index”), described below, may adjust the Underlying Index in a way that affects its level, and has no obligation to consider your interests.

●The securities held by the Underlying Fund are concentrated in one sector.

●Adverse conditions in the semiconductor production and equipment sector may reduce your return on the notes.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

BofA Finance LLC (BofA Finance) and Bank of America Corporation (BAC) have filed a registration statement (which includes a prospectus) with the Securities and Exchange Commission (SEC) for the notes that are described in this Guidebook. Before you invest, you should carefully read the prospectus in that registration statement and other documents that BofA Finance and BAC have filed with the SEC for more complete information about BofA Finance, BAC and any offering described in this Guidebook. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. BofA Finance’s Central Index Key, or ClK, on the SEC website is 1682472 and BAC’s CIK on the SEC website is 70858. Alternatively, Merrill Lynch will arrange to send you the prospectus and other documents relating to any offering described in this document if you so request by calling toll-free 1-800-294-1322. BofA Finance and BAC face risks that are specific to their respective businesses, and we encourage you to carefully consider these risks before making an investment in their respective securities.